Principal Global Investors, LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com
September 11, 2017
Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080
Dear Mr. Beer:
Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Blue Chip Fund - Class J	$10,000	496.032
Each share of the Blue Chip Fund has a par value of $0.01 and a price of $20.16 per share. In connection with such purchase, Principal Global Investors, LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.
PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ Adam U. Shaikh
Adam U. Shaikh
Counsel